

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 5, 2017

Paul Feldman
Chief Executive Officer
Force Protection Video Equipment Corp.
130 Iowa Lane, Suite 102
Cary, NC 27511

>   **Re: Force Protection Video Equipment Corp.**
>   **Form 10-K for the Fiscal Year Ended April 30, 2016**
>   **Filed June 27, 2016**
>   **File No. 0-55519**

Dear Mr. Feldman:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products

cc: Eric P. Littman, Legal Counsel